

Mail Stop 4631

August 28, 2017

Via E-mail
Joe Koscinski
General Counsel
PQ Group Holdings Inc.
300 Lindenwood Drive
Walleybrooke Corporate Center
Malvern, PA 19355

     Re: **PQ Group Holdings Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed August 14, 2017
              File No. 333-218650

Dear Mr. Koscinski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2017 letter.

Prospectus Summary, page 1

Our Business Strategy, page 12

1. We note your disclosure that you "have identified a number of potential acquisition targets with complementary fits across both of your operating segments." Please clarify that no significant acquisitions are probable or provide the additional historical and pro forma financial statements required by Rules 3-05 and 11-01 of Regulation S-X.

Consolidated Financial Statements

PQ Group Holdings Inc.

7. Business Combination, page F-27

2. As requested in comment 11 of our letter dated August 3, 2017, please clarify the nature of the current non-controlling interest in PQ Group Holdings Inc.

3. In regard to your response to comment 11 of our letter dated August 3, 2017, please also address the following:

- We note the prior ownership interests in Legacy PQ received Class A common stock and Class B common stock. More fully explain who received Class A common stock, who received Class B common stock, and the reasons why the prior ownership interests received different classes of common stock;

- We note the Reclassification will result in the Class A common stock converting to common stock and then being effected by a stock split and the Class B common stock converting to common stock based on reference to the initial public offering price. More fully explain why the conversions of the Class A common stock and Class B common stock are different, including the reasons for and effect of the expected dilution to the Class A common stockholders; and,

- Address the expected impact of the initial public offering on outstanding stock options and restricted stock.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Craig E. Marcus, Esq.